Exhibit 99.1

NEWS RELEASE

SignalBoosters.com to Distribute Siyata Mobile’s Line of Uniden®

Cellular Signal Boosters

Vancouver, BC – August 26, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces that it has signed a reseller agreement with Silk Worldwide Inc. (“Silk”), parent company to SignalBoosters.com, to distribute its line of Uniden® cellular signal boosters. Silk, a leading online distributor and turn-key integrator of cellular boosters in North America, will resell the Company’s booster products on its SignalBosters.com site and on the Amazon and Walmart marketplaces. The Company expects sales to begin this quarter.

“This reseller agreement furthers Siyata’s strategic objective of penetrating the cellular signal booster market. Selling our boosters through one of North America’s leading online booster distribution channels is a tremendous advantage for Siyata. We believe SignalBoosters’ vast customer base will help us reach both enterprises and consumers that need innovative solutions for increased cellular signal strength, and we look forward to a mutually beneficial relationship with the fantastic team at Silk,” remarked Marc Seelenfreund, CEO of Siyata.

Millions of residential and business customers in North America suffer from weak cellular signals, leading to missed and dropped calls and slow data speeds. Siyata’s cellular signal boosters use some of the most advanced booster technology on the market, are easily installed, work on all cellular networks, and have applications inside buildings and/or vehicles to provide the ultimate flexibility.

About Siyata

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

416-728-5630

daniel@siyata.net

Signalboosters.com Sales:

Andrew Hansen, COO

Signalboosters.com

832-428-0740

andrew@signalboosters.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses its belief that demand is rebounding for its Uniden® UV350 and handheld devices and the belief these trends will continue in 2021. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.